SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                            ______________________

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No 14) *


                               Pioneer Group Inc
                     -------------------------------------
                                (NAME OF ISSUER)


                                 Common Shares
                     -------------------------------------
                        (Title of Class of Securities)


                                   723684106
                     -------------------------------------
                                (CUSIP NUMBER)

            Mr P Acton, Mercury Asset Management plc
            33 King William Street, London EC4R 9AS     Tel No 0171 203 5744
------------------------------------------------------------------------------
  Name, Address and Telephone Number of Person Authorised to Receive Notices
                              and Communications)

                               18 February, 1997
------------------------------------------------------------------------------
            (Date of Event which Requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement           (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

2776
                                                   Schedule 13D

CUSIP No. 723684106__________________________

1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
    MERCURY ASSET MANAGEMENT plc

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)

                                                             (B)
3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANISATION

    ENGLAND

                          7       SOLE VOTING POWER

 NUMBER OF                        NONE
  SHARES
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY
   EACH                           NONE
  REPORTING
   PERSON                 9       SOLE DISPOSITIVE POWER
    WITH
                                  1,238,890

                         10       SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    4.96%

14  TYPE OF REPORTING PERSON*

    IA
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1. Security and Issuer

          The class of equity securities to which this statement relates is the shares of Common Stock (the "Common Shares") of Pioneer Group Inc (the "Company") whose principal executive offices are located at 60 State Street,
Boston, MA02109, 1820 USA.   Its telephone number is (617) 742 7825.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

          Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

          Under the terms of its agreements with such clients, Mercury has discretion to buy and sell securities on their behalf subject to such guidelines as may be agreed and subject to any contrary instructions which may be received. Mercury has neither voting power nor the right to receive dividends from, or proceeds from the sale of, any portfolio investments. 30,000 shares are held for the benefit of collective investment schemes managed by Mercury Asset Management Channel Islands Limited, an associate of Mercury. A division of Mercury is the investment adviser under contract to Mercury Asset Management Channel Islands Limited.

          Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

          The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

          Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or (b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4.   Purpose of Transaction

          The Common Shares were acquired for the purpose ofinvestment.

          (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.


          Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

          (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of itssubsidiaries;

          (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalisation or dividend policy of the Company;

          (f) any other material change in the Company'sbusiness or corporate structure;

          (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

          (j) any action similar to any of those set forth above.

Item 5.   Interest in Securities of the Issuer

          (a) See Item 2 above.   Subject thereto, Mercury has dispositive
power with respect to 1,238,890 Common Shares or approximately 4.96% of the Common Shares outstanding.

          (b) See Item 2 above.

          (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

          (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

          (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

          None.


                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.




Date: 21 February, 1997





                                 for Mercury Asset Management plc.



                                 By /s/ James Stratford
                                    -------------------------------
                                      Authorised Signatory
                                        James Stratford


ANNEX A

                       MERCURY ASSET MANAGEMENT plc.

Executive Officers                                       Principal
and Directors                 Business Address           Occupation     Citizenship
------------------            ----------------           ----------     -----------

Joint Chairman
--------------

David William James PRICE     33 King William Street,    Investment       British
(Joint Chairman)              London, EC4R 9AS.          Director

Stephen Anthony ZIMMERMAN     33 King William Street,    Investment       British
(Joint Chairman)              London, EC4R 9AS.          Director

Deputy Chairman
---------------

Carol GALLEY (Miss)           33 King William Street,    Investment       British
(Deputy Chairman)             London, EC4R 9AS.          Director

Christopher Nigel             33 King William Street,    Investment       British
HURST-BROWN                   London, EC4R 9AS           Director
(Deputy Chairman)

Frederick David Stewart       33 King William Street,    Investment       British
ROSIER (Deputy Chairman)      London, EC4R 9AS           Director

Vice Chairman
-------------

Ian Christopher Simon BARBY   33 King William Street,    Investment       British
(Vice Chairman)               London,  EC4R  9AS         Director

Dr. Ross John BUNCE           33 King William Street,    Investment       British
(Vice Chairman)               London, EC4R 9AS           Director

Andrew Searle DALTON          33 King William Street,    Investment       British
(Vice Chairman)               London, EC4R 9AS.          Director

Charles Vivian JACKSON        33 King William Street,    Investment       British
(Vice Chairman)               London, EC4R 9AS           Director

Directors
---------

Ian ARMITAGE                  33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Norman McLeod BACHOP          33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Stuart John BAXTER            33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           DIrector

Thomas Jan BERGER             33 King William Street,    Investment       American
(Director)                    London, EC4R 9AS           Director

David Thomas Alan BOYLE       33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Carol Consuelo BROOKE         33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

John Loughlin CALLAHAN        33 King William Street,    Investment       American
(Director)                    London, EC4R 9AS           Director

David John CAUSER             33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Thomas William George         33 King William Street,    Investment       British
CHARLTON                      London, EC4R 9AS           Director
(Director)

Nicholas James CHARRINGTON    33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Colin Martin CLARK            33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Nicholas James COATS          33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Stephen Benedict COHEN        33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

John Nicholas COTTON          33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Graham Richard DIXON          33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Charles Bowen FARQUHARSON     33 King William Street,    Company          British
(Company Secretary            London, EC4R 9AS           Secretary
& Director)                                              & Director

Christopher Nigel Holland     33 King William Street,    Investment       British
FOSTER (Director)             London, EC4R 9AS           Director

Peter John GIBBS              33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Peter John Woodville          33 King William Street,    Investment       British
HARRISON (Director)           London, EC4R 9AS           Director

Paul HARWOOD                  33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Timothy John HASTON           33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Andrew Malcolm                33 King William Street     Investment       British
HUNTER-JOHNSTON               London, EC4R 9AS           Director
(Director)

Michael Francis Mostyn        33 King William Street,    Investment       British
Owen JODRELL                  London, EC4R 9AS           Director
(Director)

Andreas Christian Jutting     33 King William Street     Investment       Danish
LEHMAN                        London, EC4R 9AS           Director
(Director)

Dr. Gordon Alan LINDSAY       33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Gary LOWE                     33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Roderick James MACLEOD        33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Paul Roderick Clucas MARSHALL 33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Shaun Albert MAYS             25 Floor,101 Collins       Investment       British/
(Director)                    Street,Melbourne,Vic       Director         Australian
                              3000 AUSTRALIA

Keith Richard MULLINS         33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Masaru NISHIZAWA              Hibiya Kokusai Building,   Investment       Japanese
(Director)                    2-2-3 Uchisaiwaicho,       Director
                              Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY    33 King William Street,    Investment       Australian
(Director)                    London, EC4R 9AS           Director

Thomas Andrew OATES           33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Peter Vincent OLSBERG         33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Roderick Louis PARIS          33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

John PARSLOE                  33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Andrew Phillip PICKARD        33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Ronald William PULLEN         33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

John William RICHARDS         33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Nicholas King RITCHIE         33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Alexander Frederick           33 King William Street,    Investment       British
James ROE (Director)          London, EC4R 9AS           Director

Richard George ROYDS          33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Lynn Christine RUDDICK        33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Clifford John SHAW            Warburg Asset Management   Investment       British
(Director)                    Japan Ltd.,                Director
                              Hibiya Kokusai Building,
                              7th Floor,
                              2-2-3- Uchisaiwaicho,
                              Chiyoda-ku, Tokyo 100

Ian Michael SLACK             33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director

Peter William STANYER         33 King William Street     Investment       British
(Director)                    London, EC4R 9AS           Director

Rodney STEEL                  33 King William Street     Investment       British
(Director)                    London, EC4R 9AS           Director

Hugh Alexander STEVENSON      33 King William Street,    Chairman of      British
(Director)                    London, EC4R 9AS           Mercury Asset
                                                         Management
                                                         Group plc

Barry William WOOLF           33 King William Street,    Investment       British
(Director)                    London, EC4R 9AS           Director
</TABLE



                       MERCURY ASSET MANAGEMENT plc.

Executive Officers                                       Principal
and Directors                Business Address            Occupation     Citizenship
------------------           ----------------            ----------     -----------

Chairman
--------

Hugh Alexander STEVENSON      33 King William Street,    Investment      British
(Chairman)                    London, EC4R 9AS.          Director

Deputy Chairman
---------------

David William James PRICE     33 King William Street,    Investment      British
(Deputy Chairman)             London, EC4R 9AS.          Director

Stephen Anthony ZIMMERMAN     33 King William Street,    Investment      British
(Deputy Chairman)             London, EC4R 9AS.          Director

Vice Chairman
-------------

Carol GALLEY (Miss)           33 King William Street,    Investment      British
(Vice Chairman)               London, EC4R 9AS.          Director

Company Secretary
-----------------

Charles Bowen FARQUHARSON     33 King William Street,    Company         British
(Secretary)                   London, EC4R 9AS.          Secretary

Directors
---------

Paul Graham BOSONNET          33 King William Street,    Investment      British
(Director)                    London, EC4R 9AS.          Director

David John CAUSER             33 King William Street,    Investment      British
(Director)                    London, EC4R 9AS           Director

Andrew Searle DALTON          33 King William Street,    Investment      British
(Director)                    London, EC4R 9AS.          Director

Peter Stormonth DARLING       33 King William Street,    Investment      British
(Director)                    London, EC4R 9AS           Director

Hugh Jon FOULDS               33 King William Street,    Investment      British
(Director)                    London, EC4R 9AS           Director

Christopher Nigel             33 King William Street,    Investment      British
HURST-BROWN (Director)        London, EC4R 9AS           Director

Charles Vivian JACKSON        33 King William Street,    Investment      British
(Director)                    London, EC4R 9AS           Director

Frederick David Stewart       33 King William Street,    Investment      British
ROSIER (Director)             London, EC4R 9AS           Director

John Charles Grayson          33 King William Street,    Investment      British
STANCLIFFE                    London, EC4R 9AS           Director
(Director)


                      Mercury Asset Management Group plc

                                Directors Lists

                             CORPORATE INFORMATION



                                               Field of          Country of
Name                       Registered Office   Activity          Incorporation
------------------------   -----------------   ---------------   -------------

Mercury Asset Management   33 King William     Holding Company   England
Group plc                  Street,
                           London, EC4R 9AS

Mercury Asset Management   33 King William     Investment        England
plc                        Street,             Management and
                           London, EC4R 9AS    Advice


ANNEX  B


                             PIONEER GROUP INC

                               COMMON SHARES



DATE            PURCHASE      SALE        PRICE PER      DAILY
                                          SHARE US$      TOTALS

01.15.97                                  B/Fwd          1,284,390
01.20.97                      5,000       23.125         1,279,390
02.03.97                      11,000      23.25          1,268,390
02.04.97                      2,000       23.25          1,266,390
02.05.97                      1,000       23.00          1,265,390
02.06.97                      10,000      23.25          1,255,390
02.07.97                      5,000       23.25          1,250,390
02.18.97                      11,500      23.375         1,238,890